Securian Financial Group, Inc.

400 Robert Street North

St. Paul, MN 55101-2098

www.securian.com

651.665.3500

[Securian Logo]

February 28, 2011

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington, D.C. 20549

Re:	Post-Effective Amendment Filing Pursuant to Rule 485(a)
Advantus Series Fund, Inc.
File Numbers: 2-96990 and 811-4279

Dear Ladies and Gentlemen:

The accompanying post-effective amendment to the Registration Statement on Form N-1A for Advantus Series Fund, Inc. (the “Fund”) is being filed electronically with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 485(a) under the Securities Act of 1933. In that regard, it is requested that the amendment be declared effective on April 29, 2011.

The accompanying post-effective amendment is a “narrative only” filing. Financial data will be provided in a subsequent post-effective amendment filed prior to April 29, 2011, pursuant to paragraph (b) of Rule 485.

The prospectus and Statement of Additional Information in the accompanying post-effective amendment primarily reflect, among other changes, revisions to disclosures regarding investments in foreign securities by the Fund’s Bond Portfolio and certain derivatives trading practices in the Fund’s International Bond Portfolio. The International Bond Portfolio’s investment sub-adviser is Franklin Advisers, Inc. (“Franklin”). The revised disclosures relating to the International Bond Portfolio are essentially identical to those employed by the Templeton Global Bond Fund, a series of Templeton Investment Trust, a comparable fund also managed by Franklin.

In connection with the receipt of comments from the staff of the Commission with respect to the above-referenced filing, the Fund hereby acknowledges that:

1.	The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

2.	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

Securian Financial Group provides financial security for individuals and businesses through its subsidiaries including Minnesota Life Insurance Company, Advantus Capital Management, Securian Financial Services and Securian Trust Company.

Securities and Exchange Commission

February 28, 2011

3.	The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions regarding this filing may be directed to the undersigned by telephone at 651-665-4872 or by e-mail at eric.bentley@securian.com.

Sincerely,

/s/ Eric J. Bentley
Eric J. Bentley Second Vice President

EJB: pjh

cc:	Michael J. Radmer, Esq.
Dorsey & Whitney LLP